Legend Oil and Gas, Ltd.

1420 Fifth Avenue, Suite 2200

Seattle, WA 98101

May 31, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Legend Oil and Gas, Ltd.

Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-179008)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Legend Oil and Gas, Ltd. (the “Company”) hereby applies for an order consenting to the immediate withdrawal of the Company’s registration statement on Form S-3 (File No. 333-179008), including all exhibits filed therewith (the “Registration Statement”). We originally filed the Registration Statement on January 13, 2012 and it was declared effective on March 15, 2012.

We are requesting this withdrawal because the Company is no longer eligible to have its securities registered under Form S-3. Specifically, the Registration Statement was intended as a shelf registration pursuant to Rule 415(a)(1)(x), which is no longer available to the Company. None of the securities which were registered under the Registration Statement have been sold or distributed.

Upon grant of the Commission’s consent to this application for withdrawal, please return a dated copy of the order granting the withdrawal to the undersigned at the address above, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto;” and please include such order in the files of the Commission for the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this application for withdrawal, please contact the Company’s legal counsel, Timothy M. Woodland of Cairncross & Hempelmann, P.S. at (206) 254-4424.

Sincerely, LEGEND OIL AND GAS, LTD.

/s/ Marshall Diamond-Goldberg, President